SECURI[illegible] ISSION

05041087

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SEC FILE NUMBER
8-65960

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BSG Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 FIFTH AVENUE, 24th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YIN SHEN CO. CPA
(Name — *if individual, state last, first, middle name*)

31-50 140th Street, Suite 6C, Flushing, NY 11354
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH AMUNDSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BSG MARKETS, LLC, as of DECEMBER 31, 2004, 19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public

MONICA B. PACIFICO
Notary Public, State of New York
No. 41-4820213
Qualified in Queens County
Commission Expires Dec. 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Auditor's Report

To the Members of
BSG Markets, LLC

We have audited the accompanying statement of financial condition of BSG Markets, LLC as of December 31, 2004, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BSG Markets, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 6 to financial statements, we have reviewed the Company's book for the period ended December 31, 2003, since there is no security business conducted, we were not aware of any material modifications that should be made to the Company's book for it to be in conformity with general accepted accounting principles.



Yin Shen Co. CPA
New York, New York
February 26, 2005

BSG MARKETS, LLC

Statement of Financial Condition

December 31, 2004

ASSETS

Cash & cash equivalent	$ 578,779
Dividends and interest receivable	1,930
Other assets	0
Total assets	$ 580,709

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 402,301
Accrued expenses	35,708
Total liabilities	438,009
Members' Equity	
Members' Capital	175,036
Retained earnings	(32,336)
Total members' equity	142,700
Total liabilities and members' equity	$ 580,709
	0

The accompanying notes are an integral part of these financial statements

BSG MARKETS, LLC

Statement of Income

for the Year Ended December 31, 2004

REVENUES:	
Sales of Securities	$ 6,850,000
Dividends and interest income	3,730
Total Revenue	$ 6,853,730
EXPENSES:	
Cost of Securities	$ 6,850,000
Professional fees	6,000
Occupancy	18,000
Other expenses	10,189
Total Expenses	6,884,189
INCOME BEFORE INCOME TAXES	(30,459)
PROVISION FOR INCOME TAXES	0
NET INCOME (LOSS)	$ (30,459)

The accompanying notes are an integral part of these financial statements

BSG MARKETS, LLC

Statement of Changes in Member's Capital

for the Year Ended December 31, 2004

	Member's Capital
Balance, January 1, 2004	$ 158,159
Net Income(Loss)	(30,459)
Member's Capital Contributions	15,000
Member's Capital Withdrawals	-
Balance, December 31, 2004	$ 142,700
	(0)

The accompanying notes are an integral part of these financial statements

BSG MARKETS, LLC

Statement of Cash Flows

for the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ (30,459)
Adjustments to reconcile net income to net cash used in operating activities:		
Deposits with clearing organizations	0	
Dividends and interest receivable	(1,930)	
Accounts payable	400,240	
Accrued expenses	33,708	
Total adjustments		432,018
Net cash used in operating activities		401,559
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	-	
Others	-	-
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contribution	15,000	15,000
Net cash provided by financing activities		15,000
INCREASE IN CASH		416,559
CASH AT BEGINNING OF THE YEAR		162,220
CASH AT END OF THE YEAR		$578,779
		(0)

The accompanying notes are an integral part of these financial statements

BSG Markets, LLC
Notes to Financial Statements

For the Year Ended December 31, 2004

1. Organization and nature of business

BSG Markets LLC (the Company) is an introducing broker registered with Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is exempt from SEC customer protect rules. The Company is a Delaware corporation organized on April 12, 2002 that is a wholly owned subsidiary of BroadStreet Group, LLC. (Parent)

2. Significant Accounting Policies

The Company is engaged in the business of trading securities for own account and private placements of securities. The Company is also providing advice to clients on structured products and securitization business. The financial statements reflect its own principal transactions and activities.

At present, no brokerage business is conducted with the general public or with any other class of investor, nor does the Company maintain any customer accounts.

The Company prepares its financial statements on the accrual basis of accounting.

The Company does not have its own office equipments and furniture, accordingly, there is no depreciation incurred. The company uses the Parent's facility to operate limited transactions during the year of 2004.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

For purpose of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not hold for sale in the ordinary course of business.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 nor the dollar amount of $100,000, whichever is larger. At December 31, 2004, the Company was in compliance with these regulations. The company's net capital ratio was 3.33 to 1.

4. Income tax

For the tax purpose, the Company is a limited liability company with a single member (Parent), and as such, is not responsible for the payment of federal and state taxes. The member is responsible for taxes on its share of the Company's profits.

5. Contingence

The Company's office rent is for $1,500 per month leased from Parent. The term is based on month by month. No written agreement is signed in.

6. Prior period accounting

The Company's registration with Securities and Exchange Commissions (SEC) became effective on November 12, 2003. There is no security business conducted for the period ended December 31, 2003, and the exemption was given by SEC to file a certified annual financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 for the year ended December 31, 2003. No financial statements were prepared and only certain minor office expenses accrued and interest income earned during the period ending December 31, 2003.

Supplement Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2004

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

Schedule I

BSG MARKETS, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2004

NET CAPITAL		
Total partners' equity		$142,700
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		142,700
Deductions:		
Nonallowable assets		
Furniture, and equipment, net	0	
Other assets	0	0
		142,700
Net capital before haircuts on securities positions		
Haircuts on securities		
Trading and investment securities	0	
Other securities	(11,313)	(11,313)
NET CAPITAL		$131,387
AGGREGATE INDEBTEDNESS		
Commission payable	0	
Other payable and accrued expenses	438,009	438,009
Total aggregate indebtedness		$438,009
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		29,201
Minimum dollar required:		$100,000
Excess net capital		$31,387
Excess net capital at 1,000% (Net capital - 10% of AI)		$87,586
Ratio: Aggregate indebtedness to net capital		3.33

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2004)

Net capital, as reported in Company's Part II (unaudited) FOCUS report		$154,049
Adjustments:		
Members' equity	(11,349)	
Haircut	(11,313)	(22,662)
Net capital per above		$131,387

Schedule II

BSG MARKETS, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2004

BSG Markets LLC is an introducing broker and is exempt from the provision of SEC Rule 15c3-3 under Subsection (k)(2)(B). The conditions of exemption are being maintained.

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC rule 15c3-3

To the Members of
BSG Markets, LLC

In Planning and performing our audit of the financial statements of BSG Markets, LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including its anti-money laundering measures and procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of express our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure in compliance with Sarbanes-Oxley Act of 2002 and the practices and the procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used for any other purpose.



Yin Shen Co. CPA
New York, New York
February 26, 2005